Exhibit 21.1

LISTING OF SUBSIDIARIES OF GENERAC HOLDINGS INC.

Generac Holdings Inc.

Subsidiaries (all 100% owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Generac Power Systems, Inc.	Wisconsin, U.S
Magnum Power Products, LLC	Wisconsin, U.S
Warehouse Development Group LLC	Wisconsin, U.S.
Generac Acquisition Corp.	Delaware, U.S
MAC, Inc.	Delaware, U.S
Powermate, LLC	Delaware, U.S
MAC Holdings, LLC	North Dakota, U.S
Generac Holdings UK Ltd	United Kingdom
Generac Global UK Limited	United Kingdom
Generac Mobile Products UK	United Kingdom
Ottomotores S.A de C.V. (Mexico)	Mexico
Ottomotores Comercializadora S.A. de C.V. (Mexico)	Mexico
Generac Brasil Ltda (Brazil)	Brazil
Tower Light SRL	Italy
AF SRL	Italy